Exhibit 4.3.16

FIFTEENTH AMENDMENT TO

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (“PNC”) sponsors The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”);

WHEREAS, Section 14.1 of the Plan authorizes PNC to amend the Plan; and

WHEREAS, PNC wishes to amend the Plan to (i) restrict the deferral elections of participants who are participants in The PNC Financial Services Group, Inc. Supplemental Incentive Savings Plan and (ii) make certain other clarifying changes.

NOW, THEREFORE, IT IS RESOLVED, effective January 1, 2008, that the Plan is hereby amended as follows:

1.	Section 3.1(a) is amended to add the following sentence to the end thereof:

“Effective January 1, 2008, a Participant who has elected to make deferrals for a particular year under The PNC Financial Services Group, Inc. Supplemental Incentive Savings Plan will not be permitted to change his deferral election percentage under the Plan for such year after the start of the corresponding Plan Year.”

2.	A new Section 5.3 shall be added to the Plan to read as follows:

“5.3	Allocation of Forfeitures

Forfeitures related to contributions from Prior Plans will be used in the following order: (1) to be restored to a Participant’s Account, if the Participant severed from service and received a distribution of the Participant’s Account, is subsequently re-employed by the Employer before the fifth anniversary of his severance date, and repays the distribution; (2) to pay reasonable expenses of the Plan; and (3) to reduce future amounts contributed by the Employer for Employer Contributions and Matching Contributions.”

3.	Section 8.4(a) is amended in its entirety to read as follows:

“(a)	Lump Sum or Installments

If a Participant’s employment terminates for any reason other than death and the Participant’s Account Balance exceeds the involuntary cashout limit described in Section 8.1(b), the Participant’s Account Balance shall be paid, at the Participant’s election, either in a single lump sum or in periodic installments over a period not to exceed the lesser of 15 years or the life expectancy of the Participant (or the joint life expectancy of the Participant and the Participant’s Spouse, if married). If a Participant elects periodic installments, such election is irrevocable.

If a Participant’s employment terminates by reason of death or if the Participant’s Account Balance does not exceed the involuntary cashout limit described in Section 8.1(b), the Participant’s Account Balance will be paid in a single lump sum.”

4.	Section 8.4(b) is amended to add the following sentence to the end thereof:

“In the case of a Participant who dies while receiving installments, the installments will cease upon the death of the Participant and the only permitted distribution option thereafter will be a lump sum.”

Executed and adopted by the Chief Human Resources Officer of The PNC Financial Services Group, Inc. this 14th day of December, 2007 pursuant to the authority delegated by the Corporation’s Personnel and Compensation Committee.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer